FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 4 DATED FEBRUARY 13, 2019

TO THE PROSPECTUS DATED NOVEMBER 29, 2018

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated November 29, 2018, Supplement No. 2 dated December 13, 2018, and Supplement No. 3 dated December 17, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of this offering;
•	an update to distribution payment date for February and March 2019;
•	our acquisition of an apartment community located in Arlington, Texas; and
•	our entry into a mortgage loan secured by such property.

Status of the Offering

We commenced this offering of up to $1,100,000,000 of shares of common stock, on April 28, 2016. As of February 8, 2019, we had accepted aggregate gross primary offering proceeds of $92.8 million related to the sale of 601,207 Class A shares, 1,049,996 Class T shares, 7,679,178 Class R shares and 373,679 Class I shares and aggregate gross proceeds under the distribution reinvestment plan of $2.0 million related to the sale of 21,402 Class A shares, 51,324 Class T shares, 147,612 Class R shares and 699 Class I shares in this offering. Accordingly, as of February 8, 2019, there was approximately $907.2 million of shares of common stock available for sale in this primary offering and approximately $98.0 million of shares available for sale under our distribution reinvestment plan.

Update to Distribution Payment Date

Distributions on record dates for the period from January 31, 2019 through February 27, 2019 will be paid on February 28, 2019 and distributions on record dates for the period from February 28, 2019 through March 28, 2019 will be paid on March 29, 2019.

Property Acquisition

On February 12, 2019, we, through a wholly owned subsidiary, purchased an apartment community located in Arlington, Texas (the “Texas Property”) from an unaffiliated seller. The Texas Property is an apartment community with 248 units and amenities, including a swimming pool, clubhouse, and a fitness center. The Texas Property encompasses 189,960 rentable square feet.

The Texas Property was constructed in 1986 and is currently 94% leased. The average occupancy rate of the Texas Property, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Occupancy Rate
2017	95.6%
2016	96.8%
2015	96.4%
2014	(a)
2013	(a)

(a)    The seller was unable to provide average occupancy rates for 2014 and 2013

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, using financial information provided by the seller, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$977
2016	$906
2015	$833
2014	(b)
2013	(b)

(b)    The seller was unable to provide average effective rental rate per unit for 2014 and 2013

The contract purchase price for the Texas Property is $25.85 million, excluding closing costs. We funded the purchase price with proceeds from this offering and the proceeds from a mortgage loan discussed below. In connection with the acquisition of the Property, we incurred $662,932 in acquisition and debt financing fees payable to our Advisor and $33,251 of acquisition expenses reimbursable to our Advisor and its affiliates, pursuant to our Advisory Agreement.

We believe that the Texas Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Texas Property.

Mortgage Loan

On February 12, 2019, we, through a wholly owned subsidiary, entered into a seven-year secured mortgage loan with M&T Realty Capital Corporation, an unaffiliated lender, for borrowings of approximately $18.4 million secured by the Texas Property (the “Texas Property Mortgage Loan”). The Texas Property Mortgage Loan matures on March 1, 2026. The Texas Property Mortgage Loan bears interest at a fixed rate of 4.33%. Monthly payments are interest only for the first three years. Beginning on April 1, 2022, we will pay both principal and interest based on 30-year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity.

Prepayment in full is permitted on any scheduled payment date, provided a prepayment premium is paid. The prepayment premium will be based on the greater of (i) the yield maintenance prepayment formula and (ii) 1% of the amount of the principal being repaid, for any prepayment made prior to March 1, 2024. The prepayment premium will be 1% of the amount of principal being repaid for any prepayment made from (and including) March 1, 2024 through October 31, 2025. No prepayment premium is required after November 1, 2025. The non-recourse carveouts under the loan documents for the Texas Property Mortgage Loan are guaranteed by us.